Exhibit 99.1
Seanergy Maritime Announces Effective Date of Reverse Stock Split and
Additional Open-Market Stock Purchase Plan by the CEO

February 15, 2023 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today that its Board of Directors (the “Board”) has determined to effect a 1-for-10 reverse stock split of the Company’s issued and outstanding shares of common stock, effective at the opening of trading on February 16, 2023. At the special meeting of the shareholders of the Company held on February 7, 2023, Seanergy’s shareholders approved a reverse stock split by a ratio of not less than 1-for-8 and not more than 1-for-12 and granted the Board the authority to determine to effect the reverse stock split and the exact split ratio within this range. The Board approved the reverse stock split on February 9, 2023.

In addition, the Company announced today that its Chairman and Chief Executive Officer, Mr. Stamatis Tsantanis, intends to purchase an aggregate of up to $1,000,000 in the Company’s common shares in the open market, following the effective date of the reverse stock split. This follows the previously announced open market purchases of 300,000 common shares concluded by Mr. Tsantanis in the past six months.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We believe that the consolidation of Seanergy’s outstanding number of shares will further increase investor outreach for our stock and attract long-term investors. In addition, we aim to resolve trading uncertainties by ensuring due compliance with Nasdaq’s listing criteria and improving the marketability and liquidity of the Company’s common stock.

“I am committed to further expand my own open market stock purchases, as I believe that our current share price is deeply undervalued. The recently completed initiatives to increase shareholder value, our substantial buybacks of our securities and sizeable cash dividends, lay a strong foundation for our future success. I have great confidence in the solid fundamentals and long-term prospects of Seanergy and the capesize dry bulk sector.”

Reverse Stock Split

The reverse stock split will be effective, and the Company’s common shares will begin trading on a split-adjusted basis on NASDAQ Capital Market at the opening of trading on February 16, 2023, under the existing trading symbol “SHIP”. As a result of the reverse stock split, the Company’s CUSIP number will change to Y73760 400  when the reverse stock split becomes effective. The exercise price of the Company’s outstanding class D and class E warrants and the conversion price of the Company’s outstanding convertible note, and the number of shares issuable on conversion or exchange of such securities, will adjust accordingly.

When the reverse stock split becomes effective, every 10 shares of the Company’s issued and outstanding common stock will be automatically converted into 1 issued and outstanding share of common stock without any change in the par value per share or the total number of shares of common stock the Company is authorised to issue. The number of outstanding shares of common stock will be reduced from approximately 181,916,471 shares to approximately 18,191,647 shares, to be adjusted for cancellation of fractional shares.

No fractional shares will be created or issued in connection with the reverse stock split. Shareholders otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged will receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the shareholder would otherwise be entitled, multiplied by the closing price of the Company’s common shares on the NASDAQ Capital Market on February 15, 2023.

Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after February 16, 2023. Such beneficial holders may contact their bank, broker, or nominee for more information. Shareholders with shares held in certificated form will receive instructions from the exchange agent, Continental Stock Transfer & Trust Company, as to how to exchange existing share certificates for new certificates representing the post-reverse split shares.

The reverse stock split will not affect any shareholder’s ownership percentage of the Company's common stock (except as a result of the cancellation of fractional shares), have any direct impact on the market capitalization of the Company, or modify any voting rights or other terms of the Company’s common stock.

Additional information about the reverse stock split can be found in the Company’s proxy statement filed with the Securities and Exchange Commission on January 20, 2023, a copy of which is available at www.sec.gov.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company's operating fleet consists of 17 Capesize vessels with an average age of approximately 12.3 years and aggregate cargo carrying capacity of approximately 3,023,890 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the NASDAQ Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com